BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/ FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DAN, BERNARD WILLIAM	I	CEO	12/2016	NA	Y	N	2421761
DORSEY, MICHAEL THOMAS	I	CHIEF COMPLIANCE OFFICER	03/2022	NA	N	N	2560077
HARPEL, JEFFREY KEITH	I	FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	04/2017	NA	N	N	1367784
Johnson, Stephen David	I	DIRECTOR	12/2016	NA	Y	N	6766611
KHANDROS, VLAD	I	DIRECTOR	06/2024	NA	N	N	5008812
LITTLEPAGE, KELLY C	I	DIRECTOR	12/2016	NA	Y	N	5557711
OCX GROUP INC	DE	SOLE MEMBER	12/2016	E	Y	N	47-4149392
SUTH, RICHARD JR	I	DIRECTOR	03/2017	NA	N	N	2164733
TURTLE, WILLIAM RAYMOND	I	COO	01/2024	NA	N	N	6254805